Filed by Telesp Celular Participações S.A.

pursuant to Rule 425 of the Securities Act of 1933

Subject Companies: Telesp Celular Participações S.A.

Commission File No.: 333 - 09470

Tele Centro Oeste Celular Participações S.A.

Commission File No.: 001-14489

Tele Sudeste Celular Participações S.A.

Commission File No.: 001-14485

Tele Leste Celular Participações S.A.

Commission File No.: 001-14481

Celular CRT Participações S.A.

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Investors in American Depositary Shares (“ADSs”) of Telesp Celular Participações S.A. (“TCP”), Tele Centro Oeste Celular Participações S.A. (“TCO”), Tele Sudeste Celular Participações S.A. (“TSD”) and Tele Leste Celular Participações S.A. (“TLE”) and U.S. holders of ordinary shares and preferred shares of TCP, TCO, TSD, TLE and Celular CRT Participações S.A. (“CRTPart” and, together with TCP, TCO, TSD and TLE, the “Companies”) are urged to read the U.S. prospectus applicable to that Company (or, in the case of holders of ADSs or shares of TCP, other applicable information disseminated by TCP) when it becomes available, because they will contain important information. The U.S. prospectuses prepared for holders of ADSs of TCO, TSD and TLE and for U.S. holders of ordinary shares and preferred shares of TCO, TSD, TLE and CRTPart will be filed with the SEC as part of Registration Statements on Form F-4 of TCP. Investors and security holders may obtain a free copy of the applicable U.S. prospectus (when available) and other documents filed by TCP with the SEC at the SEC’s website at www.sec.gov. A copy of the applicable U.S. prospectus (when available) may also be obtained for free from TCP.

This communication may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding business strategies, future synergies, future costs and future liquidity of the Companies are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

*    *    *

TABLE OF CONTENTS

The following documents relate to the proposed corporate restructuring of the Companies:

1.	Deloitte Touche Tohmatsu Book Value Report regarding TCP

2.	Deloitte Touche Tohmatsu Book Value Report regarding TCO

3.	Deloitte Touche Tohmatsu Book Value Report regarding TSD

4.	Deloitte Touche Tohmatsu Book Value Report regarding TLE

5.	Deloitte Touche Tohmatsu Book Value Report regarding CRTPart

DELOITTE TOUCHE TOHMATSU BOOK VALUE REPORT REGARDING TCP

Telesp Celular Participações S.A. Book Value Report Prepared in Accordance with the Provisions of Law No. 6,404, of December 15, 1976 Deloitte Touche Tohmatsu Auditores Independentes

BOOK VALUE REPORT PREPARED IN ACCORDANCE WITH THE PROVISIONS OF LAW No. 6,404, OF DECEMBER 15, 1976

I—INTRODUCTION

DELOITTE TOUCHE TOHMATSU AUDITORES INDEPENDENTES, an accounting firm, with main office in the city of São Paulo, at Rua José Guerra, 127, CNPJ/MF (corporate taxpayer identification number) No. 49.928.567/0001-11, as the assigned appraiser, as provided for in article 8 of Law No. 6,404, of December 15, 1976, in response to your request, performed a review of the net assets as of September 30, 2005 of Telesp Celular Participações S.A., a corporation, located at Avenida Roque Petroni Junior, 1.464, Municipality of São Paulo, State of São Paulo, CNPJ/MF No. 02.558.074/0001-73, hereinafter referred to simply as the Company, for purposes of corporate reorganization and/or restructuring.

II—DESCRIPTION OF ASSETS

The net assets, the subject to the review, were determined based on the Company’s trial balance as of September 30, 2005 and comprise the following asset and liability balances:

Deloitte Touche Tohmatsu

R$, cents omitted
ASSETS

Cash and banks	30,094
Cash investments	37,833
Interest on capital	62,113,689
Deferred and recoverable taxes	360,246,827
Prepaid expenses	4,346,900
Other assets	16,446,803
Investments	7,360,812,169
Property, plant and equipment, net	321,239

Total assets	7,804,355,554

LIABILITIES

Payroll and related accruals	944,481
Trade accounts payable	4,734,373
Taxes payable	538,636
Loans and financing	2,885,762,544
Reserve for contingencies	65,364,841
Derivative contracts	508,384,035
Other liabilities	22,707,863

Total liabilities	3,488,436,773

Funds for capitalization	152,379

NET ASSETS	4,315,766,402

The net assets as of September 30, 2005 include a special goodwill reserve in the amount of R$693,678,308 (six hundred and ninety-three million, six hundred and seventy-eight thousand, three hundred and eight Brazilian reais), which will be capitalized in favor of the controlling shareholders upon the realization of the corresponding tax benefits, and the other shareholders will have preemptive right, according to the provisions of article 171 of Law No. 6,404/76, with any funds arising from the exercise of the preemptive right being paid to the controlling shareholders.

III—PROCEDURES APPLIED

In order to ascertain the adequacy of the book values of assets and liabilities, which determine the net assets of the Company as of September 30, 2005, the undersigned performed its examinations by adopting usual procedures for audit of the financial statements applicable in the circumstances, according to standards approved by the Federal Accounting Council. Therefore, the examinations comprised: (a) determining the extent of the audit procedures, considering the materiality of the asset and liability balances that make up the net assets; (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed; and (c) evaluating the significant accounting practices and estimates adopted by the Company’s management.

Deloitte Touche Tohmatsu

IV—DETERMINATION OF NET ASSETS

The net assets of the Company were determined in accordance with Brazilian accounting practices, which include standards established by Brazilian corporate law, accounting standards and procedures issued by the Brazilian Securities Commission (CVM), and standards applicable to concessionaires of public telecommunications services. The criterion adopted for appraising the net assets of the Company was book value.

V—BOOKS AND BOOKKEEPING

The books of the Company meet all legal and tax requirements and were kept in accordance with Brazilian accounting practices, uniformly and consistently applied.

The details of assets, rights and obligations that make up the net assets are in possession of the Company in the form of subsidiary records and analytical reports.

VI—INEXISTENCE OF CONFLICT OF INTERESTS AND LIMITATIONS

We confirm that:

a)	In accordance with the professional standards established by the Federal Accounting Council (CFC) through Resolution No. 821/97, we are not aware of any circumstances that represent conflict of interests in relation to the Company or to the Company and its controlling shareholders or to the service previously described. In addition, we have no direct or indirect interest in the Company or in any company related to it.

b)	We are not aware of any action by the controlling shareholder or management of the Company to influence, limit, hamper or perform any acts that have or may have compromised the access, use or knowledge of information, assets, documents or work methodologies relevant to the quality of the conclusion of our work.

VII—CONCLUSION

As a result of the examinations and analyses performed, we concluded that the net assets of the Company as of September 30, 2005, computed based on the criteria described above, are R$4,315,766,402 (four billion, three hundred and fifteen million, seven hundred and sixty-six thousand, four hundred and two Brazilian reais).

Deloitte Touche Tohmatsu

VIII—CLOSING

Thus, we have completed our work and sign this appraisal report in three counterparts of equal content for all legal purposes.

São Paulo, December 4, 2005

DELOITTE TOUCHE TOHMATSU Auditores Independentes	José Domingos do Prado Engagement Partner

DELOITTE TOUCHE TOHMATSU BOOK VALUE REPORT REGARDING TCO

Tele Centro Oeste Celular Participações S.A. Book Value Report Prepared in Accordance with the Provisions of Law No. 6,404, of December 15, 1976 Deloitte Touche Tohmatsu Auditores Independentes

BOOK VALUE REPORT PREPARED

IN ACCORDANCE WITH THE PROVISIONS OF

LAW No. 6,404, OF DECEMBER 15, 1976

I—INTRODUCTION

DELOITTE TOUCHE TOHMATSU AUDITORES INDEPENDENTES, an accounting firm, with main office in the city of São Paulo, at Rua José Guerra, 127, CNPJ/MF (corporate taxpayer identification number) No. 49.928.567/0001-11, as the assigned appraiser, as provided for in article 8 of Law No. 6,404, of December 15, 1976, in response to your request, performed a review of the net assets as of September 30, 2005 of Tele Centro Oeste Celular Participações S.A., a corporation, located at SCS, Quadra 2, Bloco C, 226, 7º andar, Brasília, Distrito Federal, CNPJ/MF No. 02.558.132/0001-69, hereinafter referred to simply as the Company, for purposes of corporate reorganization and/or restructuring.

II—DESCRIPTION OF ASSETS

The net assets, the subject to the review, were determined based on the Company’s trial balance as of September 30, 2005 and comprise the following asset and liability balances:

Deloitte Touche Tohmatsu

R$, cents omitted
ASSETS

Cash and banks	1,861,400
Cash investments	93,024,446
Trade accounts receivable, net	125,037,827
Inventories	25,343,212
Advances to suppliers	3,287,765
Interest on capital	161,097,369
Loans and financing	25,152,236
Deferred and recoverable taxes	392,280,867
Prepaid expenses	20,024,532
Other assets	26,323,414
Investments	2,145,128,600
Property, plant and equipment, net	275,579,165
Deferred assets, net	368,958

Total assets	3,294,509,791

LIABILITIES

Payroll and related accruals	8,391,778
Trade accounts payable	75,826,170
Taxes payable	16,501,578
Loans and financing	23,120,906
Interest on capital	137,685,883
Reserve for contingencies	132,203,471
Derivative contracts	11,598,804
Other liabilities	53,729,488

Total liabilities	459,058,078

Funds for capitalization	125,683

NET ASSETS	2,835,326,030

The net assets as of September 30, 2005 include a special goodwill reserve in the amount of R$586,625,173 (five hundred and eighty-six million, six hundred and twenty-five thousand, one hundred and seventy-three Brazilian reais), which will be capitalized in favor of the controlling shareholders upon the realization of the corresponding tax benefits, and the other shareholders will have preemptive right, according to the provisions of article 171 of Law No. 6,404/76, with any funds arising from the exercise of the preemptive right being paid to the controlling shareholders.

Deloitte Touche Tohmatsu

III—PROCEDURES APPLIED

In order to ascertain the adequacy of the book values of assets and liabilities, which determine the net assets of the Company as of September 30, 2005, the undersigned performed its examinations by adopting usual procedures for audit of the financial statements applicable in the circumstances, according to standards approved by the Federal Accounting Council. Therefore, the examinations comprised: (a) determining the extent of the audit procedures, considering the materiality of the asset and liability balances that make up the net assets; (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed; and (c) evaluating the significant accounting practices and estimates adopted by the Company’s management.

IV—DETERMINATION OF NET ASSETS

The net assets of the Company were determined in accordance with Brazilian accounting practices, which include standards established by Brazilian corporate law, accounting standards and procedures issued by the Brazilian Securities Commission (CVM), and standards applicable to concessionaires of public telecommunications services. The criterion adopted for appraising the net assets of the Company was book value.

V—BOOKS AND BOOKKEEPING

The books of the Company meet all legal and tax requirements and were kept in accordance with Brazilian accounting practices, uniformly and consistently applied.

The details of assets, rights and obligations that make up the net assets are in possession of the Company in the form of subsidiary records and analytical reports.

VI—INEXISTENCE OF CONFLICT OF INTERESTS AND LIMITATIONS

We confirm that:

a)	In accordance with the professional standards established by the Federal Accounting Council (CFC) through Resolution No. 821/97, we are not aware of any circumstances that represent conflict of interests in relation to the Company or to the Company and its controlling shareholders or to the service previously described. In addition, we have no direct or indirect interest in the Company or in any company related to it.

b)	We are not aware of any action by the controlling shareholder or management of the Company to influence, limit, hamper or perform any acts that have or may have compromised the access, use or knowledge of information, assets, documents or work methodologies relevant to the quality of the conclusion of our work.

Deloitte Touche Tohmatsu

VII—CONCLUSION

As a result of the examinations and analyses performed, we concluded that the net assets of the Company as of September 30, 2005, computed based on the criteria described above, are R$2,835,326,030 (two billion, eight hundred and thirty-five million, three hundred and twenty-six thousand and thirty Brazilian reais).

VIII—CLOSING

Thus, we have completed our work and sign this appraisal report in three counterparts of equal content for all legal purposes.

São Paulo, December 4, 2005

DELOITTE TOUCHE TOHMATSU	José Domingos do Prado
Auditores Independentes	Engagement Partner

DELOITTE TOUCHE TOHMATSU BOOK VALUE REPORT REGARDING TSD

Tele Sudeste Celular Participações S.A. Book Value Report Prepared in Accordance with the Provisions of Law No. 6,404, of December 15, 1976 Deloitte Touche Tohmatsu Auditores Independentes

BOOK VALUE REPORT PREPARED IN ACCORDANCE WITH THE PROVISIONS OF LAW No. 6,404, OF DECEMBER 15, 1976

I—INTRODUCTION

DELOITTE TOUCHE TOHMATSU AUDITORES INDEPENDENTES, an accounting firm, with main office in the city of São Paulo, at Rua José Guerra, 127, CNPJ/MF (corporate taxpayer identification number) No. 49.928.567/0001-11, as the assigned appraiser, as provided for in article 8 of Law No. 6,404, of December 15, 1976, in response to your request, performed a review of the net assets as of September 30, 2005 of Tele Sudeste Celular Participações S.A., a corporation, located at Praia de Botafogo, 501—7º andar, Municipality of Rio de Janeiro, State of Rio de Janeiro, CNPJ/MF No. 02.558.129/0001-45, hereinafter referred to simply as the Company, for purposes of corporate reorganization and/or restructuring.

II—DESCRIPTION OF ASSETS

The net assets, the subject to the review, were determined based on the Company’s trial balance as of September 30, 2005 and comprise the following asset and liability balances:

Deloitte Touche Tohmatsu

R$, cents omitted
ASSETS

Cash and banks	75,247
Cash investments	56,588,394
Interest on capital	28,002,038
Deferred and recoverable taxes	59,827,524
Other assets	1,255,445
Investments	1,990,421,442
Property, plant and equipment, net	107,587

Total assets	2,136,277,677

LIABILITIES

Payroll and related accruals	445,221
Trade accounts payable	4,822,762
Taxes payable	2,581,708
Interest on capital	35,495,646
Reserve for contingencies	2,242
Other liabilities	44,103,694

Total liabilities	87,451,273

Funds for capitalization	131,401

NET ASSETS	2,048,695,003

The net assets as of September 30, 2005 include a special goodwill reserve in the amount of R$166,859,893 (one hundred and sixty-six million, eight hundred and fifty-nine thousand, eight hundred and ninety-three Brazilian reais), which will be capitalized in favor of the controlling shareholders upon the realization of the corresponding tax benefits, and the other shareholders will have preemptive right, according to the provisions of article 171 of Law No. 6,404/76, with any funds arising from the exercise of the preemptive right being paid to the controlling shareholders.

III—PROCEDURES APPLIED

In order to ascertain the adequacy of the book values of assets and liabilities, which determine the net assets of the Company as of September 30, 2005, the undersigned performed its examinations by adopting usual procedures for audit of the financial statements applicable in the circumstances, according to standards approved by the Federal Accounting Council. Therefore, the examinations comprised: (a) determining the extent of the audit procedures, considering the materiality of the asset and liability balances that make up the net assets; (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed; and (c) evaluating the significant accounting practices and estimates adopted by the Company’s management.

Deloitte Touche Tohmatsu

IV—DETERMINATION OF NET ASSETS

The net assets of the Company were determined in accordance with Brazilian accounting practices, which include standards established by Brazilian corporate law, accounting standards and procedures issued by the Brazilian Securities Commission (CVM), and standards applicable to concessionaires of public telecommunications services. The criterion adopted for appraising the net assets of the Company was book value.

V—BOOKS AND BOOKKEEPING

The books of the Company meet all legal and tax requirements and were kept in accordance with Brazilian accounting practices, uniformly and consistently applied.

The details of assets, rights and obligations that make up the net assets are in possession of the Company in the form of subsidiary records and analytical reports.

VI—INEXISTENCE OF CONFLICT OF INTERESTS AND LIMITATIONS

We confirm that:

a)	In accordance with the professional standards established by the Federal Accounting Council (CFC) through Resolution No. 821/97, we are not aware of any circumstances that represent conflict of interests in relation to the Company or to the Company and its controlling shareholders or to the service previously described. In addition, we have no direct or indirect interest in the Company or in any company related to it.

b)	We are not aware of any action by the controlling shareholder or management of the Company to influence, limit, hamper or perform any acts that have or may have compromised the access, use or knowledge of information, assets, documents or work methodologies relevant to the quality of the conclusion of our work.

VII—CONCLUSION

As a result of the examinations and analyses performed, we concluded that the net assets of the Company as of September 30, 2005, computed based on the criteria described above, are R$2,048,695,003 (two billion, forty-eight million, six hundred and ninety-five thousand and three Brazilian reais).

Deloitte Touche Tohmatsu

VIII—CLOSING

Thus, we have completed our work and sign this appraisal report in three counterparts of equal content for all legal purposes.

São Paulo, December 4, 2005

DELOITTE TOUCHE TOHMATSU Auditores Independentes	José Domingos do Prado Engagement Partner

DELOITTE TOUCHE TOHMATSU BOOK VALUE REPORT REGARDING TLE

Tele Leste Celular Participações S.A. Book Value Report Prepared in Accordance with the Provisions of Law No. 6,404, of December 15, 1976 Deloitte Touche Tohmatsu Auditores Independentes

BOOK VALUE REPORT PREPARED

IN ACCORDANCE WITH THE PROVISIONS OF

LAW No. 6,404, OF DECEMBER 15, 1976

I—INTRODUCTION

DELOITTE TOUCHE TOHMATSU AUDITORES INDEPENDENTES, an accounting firm, with main office in the city of São Paulo, at Rua José Guerra, 127, CNPJ/MF (corporate taxpayer identification number) No. 49.928.567/0001-11, as the assigned appraiser, as provided for in article 8 of Law No. 6,404, of December 15, 1976, in response to your request, performed a review of the net assets as of September 30, 2005 of Tele Leste Celular Participações S.A., a corporation, located at Rua Silveira Martins, 435, Municipality of Salvador, State of Bahia, CNPJ/MF No. 02.558.144/0001-93, hereinafter referred to simply as the Company, for purposes of corporate reorganization and/or restructuring.

II—DESCRIPTION OF ASSETS

The net assets, the subject to the review, were determined based on the Company’s trial balance as of September 30, 2005 and comprise the following asset and liability balances:

Deloitte Touche Tohmatsu

R$, cents omitted
ASSETS

Cash and banks	96,594
Cash investments	9,258
Interest on capital	2,889,854
Deferred and recoverable taxes	13,292,087
Other assets	209,766
Investments	310,990,493

Total assets	327,488,052

LIABILITIES

Payroll and related accruals	106,522
Trade accounts payable	447,486
Taxes payable	197,378
Loans and financing	617,172
Derivative contracts	25,726
Interest on capital	443,388
Other liabilities	5,583,048

Total liabilities	7,420,720

Funds for capitalization	37,372

NET ASSETS	320,029,960

The net assets as of September 30, 2005 include a special goodwill reserve in the amount of R$126,419,373 (one hundred and twenty-six million, four hundred and nineteen thousand, three hundred and seventy-three Brazilian reais), which will be capitalized in favor of the controlling shareholders upon the realization of the corresponding tax benefits, and the other shareholders will have preemptive right, according to the provisions of article 171 of Law No. 6,404/76, with any funds arising from the exercise of the preemptive right being paid to the controlling shareholders.

III—PROCEDURES APPLIED

In order to ascertain the adequacy of the book values of assets and liabilities, which determine the net assets of the Company as of September 30, 2005, the undersigned performed its examinations by adopting usual procedures for audit of the financial statements applicable in the circumstances, according to standards approved by the Federal Accounting Council. Therefore, the examinations comprised: (a) determining the extent of the audit procedures, considering the materiality of the asset and liability balances that make up the net assets; (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed; and (c) evaluating the significant accounting practices and estimates adopted by the Company’s management.

Deloitte Touche Tohmatsu

IV—DETERMINATION OF NET ASSETS

The net assets of the Company were determined in accordance with Brazilian accounting practices, which include standards established by Brazilian corporate law, accounting standards and procedures issued by the Brazilian Securities Commission (CVM), and standards applicable to concessionaires of public telecommunications services. The criterion adopted for appraising the net assets of the Company was book value.

V—BOOKS AND BOOKKEEPING

The books of the Company meet all legal and tax requirements and were kept in accordance with Brazilian accounting practices, uniformly and consistently applied.

The details of assets, rights and obligations that make up the net assets are in possession of the Company in the form of subsidiary records and analytical reports.

VI—INEXISTENCE OF CONFLICT OF INTERESTS AND LIMITATIONS

We confirm that:

a)	In accordance with the professional standards established by the Federal Accounting Council (CFC) through Resolution No. 821/97, we are not aware of any circumstances that represent conflict of interests in relation to the Company or to the Company and its controlling shareholders or to the service previously described. In addition, we have no direct or indirect interest in the Company or in any company related to it.

b)	We are not aware of any action by the controlling shareholder or management of the Company to influence, limit, hamper or perform any acts that have or may have compromised the access, use or knowledge of information, assets, documents or work methodologies relevant to the quality of the conclusion of our work.

VII—CONCLUSION

As a result of the examinations and analyses performed, we concluded that the net assets of the Company as of September 30, 2005, computed based on the criteria described above, are R$320,029,960 (three hundred and twenty million, twenty-nine thousand, nine hundred and sixty Brazilian reais).

Deloitte Touche Tohmatsu

VIII—CLOSING

Thus, we have completed our work and sign this appraisal report in three counterparts of equal content for all legal purposes.

São Paulo, December 4, 2005

DELOITTE TOUCHE TOHMATSU Auditores Independentes	José Domingos do Prado Engagement Partner

DELOITTE TOUCHE TOHMATSU BOOK VALUE REPORT REGARDING

CRTPART

Celular CRT Participações S.A. Book Value Report Prepared in Accordance with the Provisions of Law No. 6,404, of December 15, 1976 Deloitte Touche Tohmatsu Auditores Independentes

BOOK VALUE REPORT PREPARED IN ACCORDANCE WITH THE PROVISIONS OF LAW No. 6,404, OF DECEMBER 15, 1976

I—INTRODUCTION

DELOITTE TOUCHE TOHMATSU AUDITORES INDEPENDENTES, an accounting firm, with main office in the city of São Paulo, at Rua José Guerra, 127, CNPJ/MF (corporate taxpayer identification number) No. 49.928.567/0001-11, as the assigned appraiser, as provided for in article 8 of Law No. 6,404, of December 15, 1976, in response to your request, performed a review of the net assets as of September 30, 2005 of Celular CRT Participações S.A., a corporation, located at Rua José Bonifácio, 245, Municipality of Porto Alegre, State of Rio Grande do Sul, CNPJ/MF No. 03.010.016/0001-73, hereinafter referred to simply as the Company, for purposes of corporate reorganization and/or restructuring.

Deloitte Touche Tohmatsu

II—DESCRIPTION OF ASSETS

The net assets, the subject to the review, were determined based on the Company’s trial balance as of September 30, 2005 and comprise the following asset and liability balances:

R$, cents omitted
ASSETS

Cash and cash equivalents	81,772
Cash investments	2,646,229
Interest on capital	74,255,131
Deferred income taxes	65,196,371
Other current assets	486,301
Investments	1,155,674,882

Total assets	1,298,340,686

LIABILITIES

Payroll and related accruals	200,234
Trade accounts payable	634,535
Taxes payable	68,226,523
Reserve for contingencies	309,011
Other current liabilities	4,811,596

Total liabilities	74,181,899

NET ASSETS	1,224,158,787

The net assets as of September 30, 2005 include a special goodwill reserve in the amount of R$83,048,909 (eighty-three million, forty-eight thousand, nine hundred and nine Brazilian reais), which will be capitalized in favor of the controlling shareholders upon the realization of the corresponding tax benefits, and the other shareholders will have preemptive right, according to the provisions of article 171 of Law No. 6,404/76, with any funds arising from the exercise of the preemptive right being paid to the controlling shareholders.

III—PROCEDURES APPLIED

In order to ascertain the adequacy of the book values of assets and liabilities, which determine the net assets of the Company as of September 30, 2005, the undersigned performed its examinations by adopting usual procedures for audit of the financial statements applicable in the circumstances, according to standards approved by the Federal Accounting Council. Therefore, the examinations comprised: (a) determining the extent of the audit procedures, considering the materiality of the asset and liability balances that make up the net assets; (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed; and (c) evaluating the significant accounting practices and estimates adopted by the Company’s management.

Deloitte Touche Tohmatsu

IV—DETERMINATION OF NET ASSETS

The net assets of the Company were determined in accordance with Brazilian accounting practices, which include standards established by Brazilian corporate law, accounting standards and procedures issued by the Brazilian Securities Commission (CVM), and standards applicable to concessionaires of public telecommunications services. The criterion adopted for appraising the net assets of the Company was book value.

V—BOOKS AND BOOKKEEPING

The books of the Company meet all legal and tax requirements and were kept in accordance with Brazilian accounting practices, uniformly and consistently applied.

The details of assets, rights and obligations that make up the net assets are in possession of the Company in the form of subsidiary records and analytical reports.

VI—INEXISTENCE OF CONFLICT OF INTERESTS AND LIMITATIONS

We confirm that:

a)	In accordance with the professional standards established by the Federal Accounting Council (CFC) through Resolution No. 821/97, we are not aware of any circumstances that represent conflict of interests in relation to the Company or to the Company and its controlling shareholders or to the service previously described. In addition, we have no direct or indirect interest in the Company or in any company related to it.

b)	We are not aware of any action by the controlling shareholder or management of the Company to influence, limit, hamper or perform any acts that have or may have compromised the access, use or knowledge of information, assets, documents or work methodologies relevant to the quality of the conclusion of our work.

VII—CONCLUSION

As a result of the examinations and analyses performed, we concluded that the net assets of the Company as of September 30, 2005, computed based on the criteria described above, are R$1,224,158,787 (one billion, two hundred and twenty-four million, one hundred and fifty-eight thousand, seven hundred and eighty-seven Brazilian reais).

Deloitte Touche Tohmatsu

VIII—CLOSING

Thus, we have completed our work and sign this appraisal report in three counterparts of equal content for all legal purposes.

São Paulo, December 4, 2005

DELOITTE TOUCHE TOHMATSU Auditores Independentes	José Domingos do Prado Engagement Partner